Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

AppLovin Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03831W108

(CUSIP Number)

September 26, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03831W108	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Midterm Success Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 23,167,242
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 23,167,242

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,167,242
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.4%
12	Type of Reporting Person CO

CUSIP No. 03831W108	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons Asian Creative Capital Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 23,167,242
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 23,167,242

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,167,242
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.4%
12	Type of Reporting Person CO

CUSIP No. 03831W108	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Hao Tang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 23,167,242
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 23,167,242

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,167,242
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.4%
12	Type of Reporting Person IN

CUSIP No. 03831W108	Schedule 13G	Page 4 of 8

ITEM 1.	(a) Name of Issuer:

AppLovin Corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1100 Page Mill Road, Palo Alto, CA 94304

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Midterm Success Limited

Asian Creative Capital Limited

Hao Tang

(b)	Address or Principal Business Office:

The principal business address for Midterm Success Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. The principal business address for Asian Creative Capital Limited is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business address for Mr. Hao Tang is Room C, 5/A, Shun Cheung Industrial Building, 26 Wing Hong Street, Lai Chi Kok, Kowloon, Hong Kong.

(c)	Citizenship of each Reporting Person is:

Midterm Success Limited is organized under the laws of the British Virgin Islands.

Asian Creative Capital Limited is organized under the laws of the British Virgin Islands.

Hao Tang is a citizen of the People’s Republic of China.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00003 per share (“Class A Common Stock”).

(e)	CUSIP Number:

03831W108

CUSIP No. 03831W108	Schedule 13G	Page 5 of 8

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of September 26, 2023, based upon 276,633,011 shares of Class A Common Stock outstanding as of August 2, 2023, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on August 16, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Midterm Success Limited	23,167,242	8.4%	0	23,167,242	0	23,167,242
Asian Creative Capital Limited	23,167,242	8.4%	0	23,167,242	0	23,167,242
Hao Tang	23,167,242	8.4%	0	23,167,242	0	23,167,242

Midterm Success Limited is the record holder of the securities reported herein. Mr. Hao Tang is the sole shareholder of Asian Creative Capital Limited, which is the sole shareholder of Midterm Success Limited. As a result of these relationships, the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 03831W108	Schedule 13G	Page 6 of 8

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 03831W108	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2023

MIDTERM SUCCESS LIMITED

By:	/s/ Xuanhui Liu
Name:	Xuanhui Liu
Title:	Director

ASIAN CREATIVE CAPITAL LIMITED

By:	/s/ Hao Tang
Name:	Hao Tang
Title:	Director

HAO TANG

/s/ Hao Tang

CUSIP No. 03831W108	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.